SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   Form 12b-25
                           NOTIFICATION OF LATE FILING

                     Commission File Number 1-14478


(Check One):
        [X] Form 10-K and Form 10-KSB        [ ] Form 11-K     [ ] Form 20-F
        [ ] Form 10-Q and Form 10-QSB        [ ] Form N-SAR

            For Period Ended: December 31, 1998
                              --------------------------------------------------

        [ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
        [ ] Transition Report on Form 11-K

            For the Transition Period Ended: Not Applicable
                                             -----------------------------------


      Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable
                                                        ------------------------


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant   Room Plus, Inc.
                        --------------------------------------------------------

Address of Principal Executive Office  91 Michigan Avenue, Paterson,
New Jersey 07503
-------------------------------------------------------------------------------

                                     PART II
                             RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report on Form 10-K will be filed on or before the fifteenth (15th) calendar day following the prescribed due date; and

[ ]   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached, if applicable.

                                    PART III
                                    NARRATIVE


     State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period.

      In February 1999, a judgment by confession was entered against the Company ex parte in the amount of approximately $1,200,000 based on an alleged default by the Company under a retail showroom lease. The Company has moved to vacate the judgment and has reached an agreement in principle with the landlord to vacate such judgment on certain conditions. The Company expects this matter to be finally resolved within the next ten (10) days and does not believe it would be appropriate to finalize its financial statements for the year ended December 31, 1998, or the disclosures contained in the text of its Form 10-KSB for such period until such uncertainty has been resolved and the impact thereof on the Company's financial statements (including the notes thereto) and on its business has been assessed. In addition, the Company is assessing and discussing with its new independent auditors, Arthur Andersen LLP, the extent to which it would be appropriate for the Company to increase its valuation allowance for its deferred income tax asset (with a corresponding charge to 1998 operations). Any decision concerning the magnitude of such valuation allowance increase (which could have a material effect on the Company's reported financial results for 1998) could be affected by the resolution of settlement discussions relating to the above-referenced judgment as well as by efforts currently being pursued by the Company to raise additional capital that the Company requires in order to continue as a going concern, which efforts the Company also anticipates will be clarified within the next ten (10) days.

      As of the date of this filing, management of the Company is unable to fully assess and evaluate the impact of the above financial contingencies and finalize the financial statements in a materially accurate manner. This delay could not be eliminated without unreasonable effort or expense to the Company. Within fifteen (15) days after March 31, 1999, management expects to have had the opportunity to assess and evaluate the above referenced issues, discuss them with its independent auditors and accurately prepare its Annual Report. The Company will file its Annual Report on Form 10-KSB within fifteen (15) days after March 31, 1999.


                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

Jay H. Goldberg, Chief Financial Officer                          (973) 523-4600
--------------------------------------------------------------------------------

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
            [X] Yes    [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
            subject report or portion thereof? [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                ROOM PLUS, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 1, 1999                 By: /s/ Jay H. Goldberg
                                        ----------------------------------------
                                        Jay H. Goldberg, Chief Financial Officer



                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

PART IV - Item (3)


      Explanation of the anticipated change in results of operations from the corresponding period for the last fiscal year.

      Results of operations are anticipated to be as follows:


                                                    Year Ended December 31,
                                                    1998               1997
                                                    ----               ----
                                                 Anticipated          Actual
                                                 -----------          ------
        Revenues                                 $19,223,000       $16,851,321
        Costs of goods sold                        8,483,000         7,418,128
        Selling expenses                           9,695,000         9,979,319
        General and administrative expenses        2,172,000         2,131,051
        Loss from operations                     (1,126,000)       (2,677,177)
        Net loss                                 (1,242,000)       (1,900,051)
        Net loss per share                            (0.28)            (0.43)



      For the year ending December 31, 1998, revenues increased approximately 14.1% from revenues for the previous fiscal year. This increase is, in part, the result of four new showrooms opened in 1997 having a full year of operation in 1998 and increased volume from existing showrooms. The increase in cost of goods sold was primarily the result of the increase in sales volume. The decrease in selling, general and administrative expenses was primarily the result of reduced advertising expenses and professional fees.

      The estimated results of operations set forth in the above chart and narrative may not accurately reflect actual results of operations for the year ended December 31, 1998 due to the financial contingencies discussed in Part III above.